Exhibit 12.1
L Brands, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Twenty-Six Weeks Ended			Fiscal Year Ended
	August 4, 2018	February 3, 2018	January 28, 2017	January 30, 2016	January 31, 2015	February 1, 2014
				($ in millions)
Earnings:
Income before income taxes, noncontrolling interest and cumulative effect of change in accounting principle	$188	$1,313	$1,696	$1,935	$1,636	$1,446
Fixed charges (excluding capitalized interest)	279	599	547	471	443	429
Distributions from equity method investments, net of income or loss from equity investees	10	9	12	7	(4)	49
Total earnings	$477	$1,921	$2,255	$2,413	$2,075	$1,924

Fixed charges:
Portion of minimum rent representative of interest	$82	$192	$153	$137	$119	$114
Interest on indebtedness (including capitalized interest)	197	407	396	337	326	314
Total fixed charges	$279	$599	$549	$474	$445	$428

Ratio of earnings to fixed charges	1.7	3.2	4.1	5.1	4.7	4.5

For the purpose of calculating the ratios of earnings to fixed charges, we calculate earnings by adding fixed charges and distributions from equity method investees, net of income or losses from equity method investees, to pre-tax income from continuing operations before noncontrolling interests in consolidated subsidiaries and cumulative effect of changes in accounting principle. Fixed charges include total interest and a portion of rent expense, which we believe is representative of the interest factor of our rent expense. Interest associated with income tax liabilities is excluded from our calculation.